PRIMERO APPOINTS VICE PRESIDENT OF EXPLORATION

Toronto, Ontario, March 7, 2011 – Primero Mining Corp.(“Primero” or the “Company”) (TSX:P) is pleased to announce the appointment of Joaquin Merino-Marquez as Vice President, Exploration.

Mr. Merino-Marquez is a professional geologist with 17 years of mining industry experience including senior exploration positions with Placer Dome and Hecla Mining. Much of his exploration and underground experience was gained in South America in such countries as Bolivia, Peru, Chile and Venezuela. He has extensive work experience in planning and supervising exploration programs for grassroots projects and economic evaluation of mining operations. Mr. Merino-Marquez holds a BSc(Hons) from University of Seville, Spain and a MSc from Queen’s University, Canada.

“Joaquin’s knowledge of and experience in South American geology and mineral deposits is an asset to the Primero team”, commented Joseph F. Conway, President & Chief Executive Officer. “Primero is focused on growth through both exploration and acquisition in the Americas, and Joaquin’s technical skills and experience will be a valuable contributor to this growth. The new Primero team will intensify its exploration efforts and continue to pursue strategic growth opportunities with the intention of becoming an intermediate gold producer."

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine in Mexico. Primero offers immediate exposure to un-hedged, low cash cost gold production with a substantial resource base in a politically stable jurisdiction. The Company has intentions to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com